April 28, 2008	TSX: QC AMEX/AIM: QCC

QUEST CAPITAL CORP.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN THAT an annual and special general meeting (the "Meeting") of the holders of common shares ("Shares") of Quest Capital Corp. (the "Company") will be held at TSX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, ON M5X 1J2 on Tuesday, May 27, 2008, at the hour of 2:30 pm, Toronto time, for the following purposes:

1.	To receive the annual consolidated financial statements together with the auditors’ report thereon for the Company’s financial year ended December 31, 2007;

2.	To elect directors for the ensuing year;

3.	To appoint the auditors for the ensuing year, and to authorize the directors to fix the remuneration to be paid to, and the terms of engagement of, the auditors;

4.
To consider and, if thought fit, to pass a special resolution approving certain amendments to the Company’s Articles of Continuance, as more fully described in the accompanying management proxy circular;

5.
To consider and, if thought fit, to pass an ordinary resolution approving the repeal of the Company’s By-law Number 1 and the adoption of the Company’s By-law Number 2, as more fully described in the accompanying management proxy circular; and

6.	To transact such other business as may properly come before the Meeting and any adjournment(s) or postponement(s) thereof.

The following documents will be mailed on April 29, 2008, and pursuant to Rule 26 of the AIM Rules for Companies, will also be made available on the Company website www.questcapcorp.com on that date:

1.	Notice of Meeting;
2.	Management Proxy Circular;
3.	Proxy; and
4.	Request for financial statements.

The Company’s Annual Report will also be mailed to the registered shareholders and those shareholders who have returned the Request for Financial Statements.  The Annual Report will also be made available on the Company website.

BY ORDER OF THE BOARD

“Stephen C. Coffey”

Stephen C. Coffey, President and Chief Executive Officer

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially oriented mortgages primarily in Western Canada.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contacts in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll Free: (800) 318-3094	AIM NOMAD Canaccord Adams Limited Ryan Gaffney or Robert Finlay: 011.44.20.7050.6500
Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624